SALANS
ATTORNEYS AT LAW

Suite 500, 800 Connecticut Avenue, N.W., Washington, D.C. 20006, USA
Tel +1 (202) 331 2994 Fax +1 (202) 331-3101

Pierre J. Lorieau *Associate*
Direct Dial (212) 632-5536
Direct Fax (212) 307-3350
plorieau@salans.com

RECEIVED
2007 OCT 16 A 10:07

File No. 82-34719

October 3, 2007

Securities and Exchange Commis
Division of Corporation Finance
Office of International Corporate
Mail Stop 0302
450 Fifth Street, N.W.
Washington, D.C. 20549-0302

07027201

SUPPL

Re: Securities AB (the "Company") -- Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File No. 82-34719)-Press Release

Ladies and Gentlemen:

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act"). In accordance with subparagraphs (4) and (5) of the Rule, the information and document furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned at (212) 632-5536. Please have the enclosed copy of this letter date stamped and returned in the enclosed envelope.

PROCESSED
OCT 19 2007
THOMSON
FINANCIAL

Best regards,

Pierre J. Lorieau

Enclosure

cc: Bengt Gustafson
Robert K Smits, Esq.

dw 10/16

SECURITAS

Press Release from Securitas AB

September 28, 2007

Loomis appeals the suspension of the license to pursue cash handling services in Sweden

The county administrative board in Stockholm county has decided to withdraw Loomis Sweden AB's license to pursue cash handling services in Sweden per March 1, 2008. Loomis Sweden AB is Securitas' Swedish division for cash handling services. Loomis will appeal the ruling and will request the county administrative board to immediately decide for inhibition of the implementation.

The ruling to suspend Loomis' license to pursue cash handling services is remarkable considered that Loomis today fulfils current legislation for the business.

- It's is not plausible that old conditions and contingent misunderstandings of features in Loomis' education of staff suffer these consequences and particulary as we fulfil the regulations today, says Loomis' CEO Håkan Ericson.

This press release is also available at: www.securitas.com

Information:
Thomas Backteman, IR Director, Loomis AB, mobile +46 70 971 1266
Gisela Lindstrand, Senior Vice President Corporate Communications and Public Affairs, Securitas AB, mobile +46 70 287 8662
Micaela Sjökvist, Head of Investor Relations Securitas AB, mobile: +46 76 116 7443

SALANS
ATTORNEYS AT LAW

Suite 500, 800 Connecticut Avenue, N.W., Washington, D.C. 20006, USA
Tel +1 (202) 331 2994 Fax +1 (202) 331-3101

RECEIVED
2007 OCT 15 A 10: 05

Pierre J. Lorieau *Associate*
Direct Dial (212) 632-5536
Direct Fax (212) 307-3350
plorieau@salans.com

File No. 82-34719

October 3, 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 0302
450 Fifth Street, N.W.
Washington, D.C. 20549-0302

Re: Securitas AB (the "Company") -- Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File No. 82-34719)-Press Release

Ladies and Gentlemen:

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act"). In accordance with subparagraphs (4) and (5) of the Rule, the information and document furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned at (212) 632-5536. Please have the enclosed copy of this letter date stamped and returned in the enclosed envelope.

Best regards,

Pierre J. Lorieau

Enclosure

cc: Bengt Gustafson
Robert K Smits, Esq.

SECURITAS

Press Release from Securitas AB

October 2, 2007

Lars Blecko appointed new Managing Director for Loomis AB

Lars Blecko has been appointed new Managing Director for Loomis AB, Securitas AB's cash handling division. He succeeds Håkan Ericson, who was appointed Managing Director in 2006 with the assignment among others to list Loomis on the stock exchange. As a result of the development within Loomis during the past year and the delayed stock exchange listing, the parties have agreed that Håkan Ericson will leave the company.

Lars Blecko, 49, is Managing Director and CEO at Rottneros AB since 8 years. Previously he was Senior Vice President Sales and Marketing at Cardo Rail AB. He has also had different positions at the Du Pont Group in Belgium, Switzerland, Germany and United Kingdom, and has been stationed abroad during a period of ten years.

Lars Blecko has a Master of Science from the University of Karlstad, Sweden.

He will take up his position at Loomis as soon as possible, but no later than March 31, 2008.

This press release is also available at: **www.securitas.com** and **www.loomis.com**.

Information:
Alf Göransson, President and CEO Securitas AB, phone +46 8 657 7400

Securitas AB

P.O. Box 12307 S-102 28 Stockholm Sweden
Tel +46 8 657 74 00 Fax +46 8 657 70 72
Visiting address Lindhagensplan 70

END